Bionomics Limited

29 JULY 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

05010411

SEC MAIL PROCESSING RECEIVED AUG 09 2005 WASH., D.C. 185 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

per
Jill Mashado
Company Secretary

8/16

82-34682

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		340	1,237
1.2	Payments for	(a) staff costs	(327)	(1,056)
		(b) advertising & marketing	(16)	(84)
		(c) research & development (incl. R&D staff costs)	(1,107)	(4,359)
		(d) leased assets		
		(e) other working capital	(481)	(1,058)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		76	367
1.5	Interest and other costs of finance paid		(70)	(321)
1.6	Income taxes paid			
1.7	Other		0	10
	R&D Start Grants		828	1,791
	Rent Received		34	135
	EMDG		0	27
	Net operating cash flows		(723)	(3,311)

+ See chapter 19 for defined terms.

82-34682

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(723)	(3,311)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(88)	(2,340)
	(b) equity investment		-
	(c) intellectual property		
	(d) physical non-current assets	(167)	(297)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(255)	(2,637)
1.14	**Total operating and investing cash flows**	(978)	(5,948)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	6,358	6,777
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(84)	(84)
1.19	Dividends paid		
1.20	Other (capital raising costs)	(290)	(290)
	Net financing cash flows	5,984	6,403
	Net increase (decrease) in cash held	5,006	455
1.21	Cash at beginning of quarter/year to date	4,025	8,703
1.22	Exchange rate adjustments to item 1.20	(27)	(154)
1.23	**Cash at end of quarter**	9,004	9,004

+ See chapter 19 for defined terms.

82-34682

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	133
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

80-34682

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,265	860
4.2	Deposits at call	6,739	3,165
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	9,004	4,025

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Refer note below	
5.2	Place of incorporation or registration	Refer note below	
5.3	Consideration for acquisition or disposal	$88 represents initial costs to 30 June 2005. Refer note below	
5.4	Total net assets	Refer note below	
5.5	Nature of business	Refer note below	

Completion of acquisition of Iliad Chemicals Pty Ltd

On 25 May 2005, Bionomics announced the acquisition of Iliad Chemicals Pty Ltd for A$9 million of Bionomics' stock at 22 cents per share. This acquisition was completed on 1 July 2005. To 30 June 2005, Bionomics had incurred $87,520 in costs related to this acquisition (these costs are disclosed at 1.9 (a) and 5.3 above.

+ See chapter 19 for defined terms.

82- 34682

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does / ~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 29 July 2005
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.